Exhibit 99.1

GCL Announces the PC Release of ‘Island of Hearts’ – A First-Person FMV Romantic Adventure Filmed on Location in Phuket, Thailand

Featuring seven prominent social media influencers in Asia, the branching narrative experience blends full-motion video, player-driven dialogue, and original mini-games in an all-new interactive entertainment experience.

SINGAPORE – March 26, 2026 – GCL Global Holdings Ltd (Nasdaq: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced that its publishing subsidiary, 4Divinity Pte. Ltd. (“4Divinity”) and creator-led branded content production subsidiary Titan Digital Media, will release “Island of Hearts” on PC tomorrow via Steam, priced at $13.49 / €13.49 / £12.24, with a limited-time 10% launch discount available.

About “Island of Hearts”

Set against the backdrop of a luxury island resort on Phuket, Thailand, “Island of Hearts” places players in the role of a protagonist fresh from personal upheaval (recently unemployed and newly single) who arrives seeking a fresh start. Surrounded by ocean vistas, golden beaches, and an ensemble cast of compelling characters, the player must navigate branching conversations, explore new environments and overcome a series of mini challenges, leading to potentially different narrative consequences.

The main cast features seven popular female content creators in Asia, supported by additional cameo appearances from the wider Titan Digital Media creator network known for their YouTube comedy content. Conceived as a hybrid of an interactive game and a serialised video drama, ”Island of Hearts” represents the Company’s ambitious venture into live-action interactive entertainment.

"This was a natural partnership for our gaming and video production units," said Sebastian Toke, Group CEO at GCL. "’Island of Hearts’ sits at the intersection of narrative gaming and social video. It's a compelling format that we believe speaks directly to the audience who loves both. Every conversation has the potential to spark chemistry or to go spectacularly off course. Our cast of characters are central to the experience, and to its appeal."

The title enters a rapidly expanding segment of the gaming market. FMV (full-motion video) games, which use live-action footage as their primary medium, have experienced a resurgence in recent years, driven by growing consumer appetite for character-driven, choice-based storytelling. “Island of Hearts” builds on this momentum with a production scale and influencer-led casting strategy designed to reach the audience across gaming and digital media alike.

Key features include a branching dialogue system in which players’ choices affect how the story ends; a fun collection of mini-challenges and a light-hearted romantic comedy tone designed for broad audience appeal. It also features a full Mandarin Chinese dub alongside the original English performances.

Exclusive Merchandise Available

Alongside the digital release of the title, fans can celebrate in style with three exclusive physical merchandise bundles, available now for pre-order at the official website www.iohgame.com. Each bundle includes a Steam game code plus a selection of collectable items, perfect for players looking to bring a piece of the island home:

1.	Collector Bundle: Game Code + Calendar + Mousepad + Postcard Set

2.	Fan Bundle: Game Code + Mousepad + Postcard Set

3.	Supporter Bundle: Game Code + Postcard Set

“Island of Hearts” will be available tomorrow on Steam with a limited-time 10% launch discount. Whether you’re searching for romance, curiosity, or a little chaos, your journey to paradise begins today. Just remember, on this island, every choice has a heart.

Follow “Island of Hearts” on social media Instagram | X | Discord | TikTok | Website | Steam

Watch the trailer here |Download the press kit here | Request press review code here

About GCL Global Holdings

GCL Global Holdings Ltd. (“GCL”) is a holding company incorporated in the Cayman Islands (GCL together with its subsidiaries, the “GCL Group”). Through its operating subsidiaries, GCL Group unites people through its ecosystem of content and hardware in games and entertainment, enabling creators to deliver engaging experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content as well as multimedia peripherals to bridge cultures and reach a global audience by introducing Asian-developed IP across consoles, PCs, and streaming platforms. Learn more at https://www.gclglobalholdings.com/

About 4Divinity

4Divinity is a digital and retail games publishing company and an indirectly majority-owned subsidiary of GCL, focused on bringing exciting game content from around the world to Asia and introducing Asian content to a global market. Along with its sister company, Epicsoft Asia, 4Divinity is partnering with publishers and development studios to introduce brand-new IP to the region. https://www.4divinity.com/

About Titan Digital Media

Titan Digital Media (“Titan”) is a Singapore-based creative studio and talent network specialising in digital content, branded entertainment, and influencer-led storytelling. Known for its digital-first and innovative approach, Titan hosts a network of the region’s top creators to produce content that resonates across platforms. With expertise in narrative development, production, and talent management, Titan has become a leading force in Southeast Asia’s content and creator economy. As part of the GCL Group, it is now expanding into interactive media, uniting content creators, brands, and fans through bold new forms of storytelling.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of GCL, GCL’s ability to scale and grow its business, the advantages and expected growth of GCL, and GCL’s ability to source and retain creative talent and publish games. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F, filed with the SEC on July 31, 2025, and other documents filed by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185

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